Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2021

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2021

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena” or the “Company”) on March 31, 2022. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2021 and December 31, 2020. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2021 and the subsequent period up to March 31, 2022, the date of issue of this MD&A.  Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A, and annual information form (“AIF”) can be found on the Company’s SEDAR profile at www.sedar.com, the Company’s EDGAR profile at www.sec.gov, or on the Company’s website: www.skeenaresources.com. Information on risks associated with investing in the Company’s securities is contained in the most recently filed AIF.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101 (see “Responsibility for Technical Information” section below).

This MD&A contains Forward Looking Information.

Please read the Cautionary Statements on page 3 & 4 carefully.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future.  Such forward-looking statements and information can be identified by the use of forward-looking words such as plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals and any future appeals made by the Company in relation to the Albino Lake Storage Facility, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions (including the QuestEx Transaction and the Newmont Transaction – See Proposed Transactions section) and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the PFS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the PFS, labour and materials costs, including, without limitation, assumptions

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

underlying Mineral Reserve and Mineral Resource estimates, assumptions made in the pre-feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”).

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, on the New York Stock Exchange (“NYSE”) under the symbol SKE and on the Frankfurt Stock Exchange under RXF.

EXPLORATION PROPERTIES

Eskay Creek Revitalization Project, British Columbia, Canada

Geological background:

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by a mudstone – the Contact Mudstone – which hosts the majority of historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 meters (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal gold (“Au”) - silver (“Ag”) grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites. Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history:

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 - 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes of ore from 1995 until closure in 2008. The property was regarded as having been the highest-grade operation in the world at 45 grams per tonne (“g/t”) gold average grade non inclusive of silver credits.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

The Eskay Creek mine production is summarized in Table 1.

Table 1: Production History

Year	Gold Produced (oz)	Gold Produced (kg)	Silver Produced (kg)	Silver Produced (oz)	Ore Tonnes Milled	Ore Tonnes Shipped Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,019	1,051,872	1,205,604

Skeena exploration history:

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions 21A, 21C and 22 Zones of mineralization. These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill programme were incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc.(“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Revitalization project. On September 1, 2021, the Company advanced the PEA to a prefeasibility study and published a Prefeasibility Study for the Eskay Creek Revitalization project prepared by Ausenco, SRK, and AGP (the “PFS”). See below for further details relating to the PFS.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

2020-2021 Phase I and Phase II Drill Programs

The Phase I and Phase II drilling programs at Eskay Creek were designed to add confidence to areas of open pit constrained Inferred resources through infill drilling. During the option period with Barrick Gold Inc. (“Barrick”), a wholly-owned subsidiary of Barrick Gold Corporation, Skeena was restricted from drilling within 25 metres of existing mine development (the Development Buffer) – areas that were expected to be above average grade. Following completion of the process to acquire a 100% interest in the Eskay Creek project from Barrick, Skeena initiated the Phase II infill drilling program within the 25 metre Development Buffer. The two drilling phases were completed in January 2021, and the new data was incorporated into the Eskay Creek resource update in Q1 2021, and PFS. A 5,257 metre infill program was completed via 45 surface drill holes to upgrade outstanding pit constrained inferred resources in H2 2021. Additional drilling related studies expected to occur in 2022 are related to exploration (~60,000 metres), geotechnical and hydrogeological investigations as well as a smaller component of condemnation drilling proximal to the planned mine infrastructure.

Acquisition from Barrick

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay from Barrick in exchange for:

•	the issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022;
•

the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period prior to October 2, 2022, at a cost of $17,500,000; and

•

a contingent payment, payable if Skeena sells more than a 50% interest in Eskay during the 24-month period prior to October 2, 2022 of $15,000,000. The Company, with the agreement of Barrick, may elect to pay Barrick by issuing common shares based on the 20-day volume weighted average price of the Company’s common shares immediately preceding the transaction date.

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay valued at $72,164,000, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition.

Skeena has varying NSR royalty obligations on the various claims that make up Eskay. The NSR royalty obligations are further discussed in the PFS.  In addition, Skeena and Franco-Nevada have entered into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

RECENT PROGRESS

2021 Exploration Drilling

In 2021, the Company initiated a program to perform focused and expedited regional and near mine exploration with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Exploration is focused on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin in order to explore for additional centers of mineralization.

Exploratory drilling was performed in both the near mine and regional context in 2021. The first of these programs (Q1 2021) totalled 13,423 metres (50 drill holes).  In H2, a second campaign of regional and near mine exploratory drilling program totalling 12,890 metres resulted in the discovery of the 23 Zone and also the new 21A West Zone.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

2021 Resource Update - Eskay Creek Project

On April 7, 2021, the Company announced an updated Mineral Resource Estimate (“MRE”), for the Eskay Creek project. The updated MRE was derived from 7,583 historical surface and underground diamond drill holes totalling 651,332 metres, with an additional 751 surface diamond drill holes completed by Skeena between 2018-2021 totalling 104,740 metres. The effective date of the MRE was April 7, 2021.

Albino Lake Storage Facility Drilling

The Albino Lake Storage Facility represents the historical waste rock repository (covered by several metres of water) from previous mining operations at Eskay Creek. Waste rock was sourced from development areas in potentially mineralized footwall rocks during historic mining activities below the Contact Mudstone. The Company elected to perform an investigative drill program within the Albino Lake Storage Facility to determine the resource potential of this historical waste dump. The program was initiated and completed in March 2021. An expansion program, totaling 212 m over 12 vertical drill holes, was completed utilizing an air rotary drill rig from the surface of the permitted Albino Lake Storage Facility in Q4 2021.

See Contingencies section for further discussion of the Albino Lake Storage Facility.

Additional 2021 Northern Expansion Studies

Based upon tonnage, 12% of the updated open-pit constrained resources were categorized as Inferred resources. The Company has completed a limited surface-based drilling program to convert these pods of widely scattered mineralization into the Indicated and Measured categories. In the area of the Northern Pit Expansion, a program of geotechnical drilling and metallurgical sample collection is ongoing in an effort to upgrade resources to reserves.

2021 Prefeasibility Study - Eskay Creek Project

On July 22, 2021, the Company announced the results of a PFS. The PFS highlights include:

●	Planned high-grade open-pit averaging 3.37 (g/t) Au, 94 g/t Ag (4.57 g/t gold equivalent (”AuEq”) (diluted) over a mine life of 10 years
●	Proven Mineral Reserves of 2.53 Moz AuEq (13.5 Mt at 4.25 g/t Au and 124 g/t Ag) and Probable Mineral Reserves of 1.35 Moz AuEq (12.9 Mt at 2.46 g/t Au and 64 g/t Ag).
●	Forecasted after-tax Net Present Value (“NPV”) 5% of $1.4 billion, (US$1.1 billion) and 56% IRR at US$1,550/oz Au and US$22/oz Ag
●	Expected after-tax payback period of 1.4 years
●	Expected pre-production capital expenditures (“CAPEX”) of $488M (US$381M)
●	Estimated after-tax NPV:CAPEX Ratio of 2.9:1
●	Forecasted life of mine (“LOM”) average annual production of 249,000 oz Au, 7,222,000 oz Ag (352,000 oz AuEq) over a 9.8-year mine life
●	Expected LOM all-in sustaining costs (“AISC”) of $702/oz (US$548/oz) AuEq recovered
●	Expected LOM cash costs of $651/oz (US$509/oz) AuEq recovered
●	Planned 7,945 tonne per day (“tpd”) mill and flotation plant producing saleable concentrate

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Based on the results of the PFS, an independent consultant specializing in greenhouse gas (“GHG”) emission calculations calculated the following for the Eskay Creek project:

•	LOM average GHG emissions of 0.18 t carbon dioxide equivalent “CO2e”/oz AuEq.

Table 2: 2021 Eskay Creek PFS Project Parameters

Economic Assumptions
Gold Price (US$/oz)	$1,550
Silver Price (US$/oz)	$22
Exchange Rate (US$/$)	0.78
Discount Rate	5.0%
Contained Metals
Contained Gold (thousand ounces “koz”)	2,866
Contained Silver ounces (koz)	80,197
Mining
Mine Life	9.8 years
Strip Ratio (Waste:Ore)	8:1
Total Material Mined (excl. rehandle) (thousands of tonnes “kt”)	238,030
Total Mineralized Material Mined (kt)	26,419
Processing
Processing Throughput	5,480 tpd (Yr 1) 7,945 tpd (Yr 2-4) 7,400 tpd (Yr 5 onward)
Average Diluted Gold Grade	3.37 g/t
Average Diluted Silver Grade	94 g/t
Average Diluted AuEq Grade	4.57 g/t
Production
Gold Recovery	84.2%
Silver Recovery	87.3%
LOM Gold Production (koz)	2,448
LOM Silver Production (koz)	70,902
LOM AuEq Production (koz)	3,455
LOM Avg. Annual Gold Production (koz)	249
LOM Avg. Annual Silver Production (koz)	7,222
LOM Avg. Annual AuEq Production (koz)	352

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Operating Costs Per Tonne
Mining Cost ($/t Mined)	$3.58
Mining Cost ($/t Milled)	$30.56
Processing Cost ($/t Milled)	$18.22
G&A Cost ($/t Milled)	$6.23
Total Operating Costs ($/t Milled)	$55.01
Other Costs
Transport to Smelter ($/wet metric tonnes “wmt”)	$146
Royalty (NSR %)	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$84
LOM Cash Cost (US$/oz AuEq) co-product	$509
LOM AISC (US$/oz Au) net of silver by-product	$138
LOM AISC (US$/oz AuEq) co-product	$548
Capital Expenditures
Pre-production Capital Expenditures ($M)	$488
Sustaining Capital Expenditures ($M)	$47
Reclamation Cost ($M)	$92
Economics
After-Tax NPV (5%) ($M)	$1,399
After-Tax IRR	56%
After-Tax Payback Period (years)	1.4
After-Tax NPV / Initial Capex	2.9 x
Pre-Tax NPV (5%) ($M)	$2,174
Pre-Tax IRR	68%
Pre-Tax Payback Period (years)	1.3
Pre-Tax NPV / Initial Capex	4.5 x
Average Annual After-tax Free Cash Flow (year 1-10) ($M)	$265
LOM After-Tax Free Cash Flow ($M)	$2,118

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (PFS)

	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,400	$1,550	$1,700	$1,950
Silver Price (US$/oz)	$20	$22	$24	$26
After-Tax NPV (5%) ($M)	$1,162	$1,399	$1,635	$1,985
After-Tax IRR (%)	49%	56%	62%	70%
After-Tax Payback (Years)	1.6	1.4	1.2	1.1
After-Tax NPV/Initial Capex	2.4 x	2.9 x	3.4 x	4.1 x
Average Annual After-Tax Free Cash Flow (Years 1-10) ($M)	$231	$265	$300	$352

The Company’s PFS contains further details, including a full summary of the models and assumptions used in PFS. The PFS is derived from the Company’s pit-constrained resource estimate (April 7, 2021) and does not include results from the recently initiated and ongoing 2021 drill program.

2021-2022 Planned Regional Exploration Program

The Company has initiated a program to perform focused and expedited regional and near mine exploration during 2021 with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Pragmatic exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases is underway to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization.

Snip Property, British Columbia, Canada

Mineralization at Snip comprises a southwest-dipping shear-vein (the Twin zone) which produced in excess of 1 Moz gold.  Snip is hosted by the Triassic Stuhini Group, here comprised of a complex stratigraphic sequence of massive feldspathic and lithic greywacke with interbeds of siltstone and mudstone (3% to 15% of the strata), and a less abundant matrix-supported volcanic conglomerate.  Adjacent to Snip is the Red Bluff porphyry of early Jurassic age. This quartz-diorite to monzodiorite gold-copper bearing porphyry intrudes the folded Triassic greywacke sequence and is believed responsible for the structurally controlled mineralization at Snip.

The Snip property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1991 to 1999. The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t.

On July 19, 2017, the Company completed the final share payment under its options to acquire a 100% interest in Snip. The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares located in the Golden Triangle of British Columbia. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

●	1% NSR royalty retained by Barrick on the Snip property; or
●	subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property (the “Barrick Option”), following which the parties will form a joint venture (the “Barrick JV”), and Barrick would relinquish its 1% NSR royalty.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip (the “Hochschild Options”). Hochschild had 3 years to provide notice to Skeena that it wished to exercise the Option. Once notice had been provided, Hochschild would then have three years (the “Option Period”) to:

●	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option;
●	incur no less than $7,500,000 in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
●	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing minimum expenditures of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1,000,000.

On October 14, 2021, Hochschild exercised the Hochschild Option. Pursuant to the agreement, Hochschild would need to incur expenditures of approximately $100,000,000 during the Option Period. Should Hochschild successfully complete the earn-in, a joint venture would be established between the Skeena and Hochschild (the “Primary Snip JV”), and Skeena would be entitled to anti-dilution protection of up to $15,000,000.

Should Barrick elect to exercise the Barrick Option, relinquish its 1% NSR royalty and pay the Company three times the costs incurred by the Company in exploring and developing the property, and should Hochschild successfully complete the earn-in during the Option Period, the resulting Barrick JV interests would then be comprised of Barrick and the Primary Snip JV holding 51% and 49%, respectively.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

EXPLORATION PROGRESS

On July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK. The underground mining shape constrained Indicated resources include 243,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.2 g/t Au (Table 4). In the determination of reasonable prospects for economic extraction, the long hole stoping mining method is contemplated.

Table 4: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

Indicated Mineral Resources	Domain	Tonnes (000)	Contained Grade Au (g/t)	Contained Metal Au (000 oz)
	Main- V	165	12.8	68
	Main- S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	243
Inferred Mineral Resources
	Main- V	287	13.1	121
	Main- S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.2	402

*Notes to accompany the Mineral Resource Statement

●	Mineral resources are not mineral reserves as they do not have demonstrated economic viability.
●	The effective date of the Mineral Resource Estimate is July 21, 2020.
●	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.
●	Reported underground resources are reported in-situ and undiluted at a cut-off grade of 2.5 g/t Au contained with the stope optimized shapes.
●	Cut-off grades are based on a price of US$1,550 per ounce of gold.
●	Estimates use metric units (meters, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)
●	CIM definitions were followed for the classification of mineral resources.
●	Neither the Company nor SRK is aware of any known environmental, permitted, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect this mineral resource estimate.

A technical report underpinning the maiden underground mineral resource estimate for Snip was filed on the Company’s SEDAR profile on September 3, 2020.

During the last quarter of 2020, a 5,000 m surface-based diamond drilling program was initiated on the Snip property with the goal of expanding upon the resource base in the near mine environment. Drilling was completed in January 2021 and all results were presented on April 27, 2021. The Company’s drilling has confirmed there remains exploration potential at Snip with the delineation of the 200 Footwall zone, a shear-vein positioned 200 m below Twin which has strong analogues to the Twin zone including the Biotite Spotted Unit, which - while unmineralized – the Unit’s presence ties the formation of the 200 Footwall zone to that of the Twin zone. In addition, there is stringer mineralization between the two shears which is worthy of continued exploration.

2021 Phase 3 Program

The 2021 drilling program at Snip was designed to convert Inferred resources from the Company’s 2020 MRE to higher confidence categories (Measured and Indicated) through surface and underground drilling. Dedicated geotechnical drilling was completed at the Snip project.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property (“Spectrum”). During the year ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that Spectrum covered one such place.

On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of this new nature conservancy, the Tenh Dzetle Conservancy.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing negative environmental impacts of its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body, Eskay Creek is expected to have a much lower carbon footprint than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further. Similarly, the mineralization of past mine workings presents an opportunity to extract economic value through the cleanup and remediation of historical tailings and waste rock dumps.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values is the donation of the Spectrum property to create the nature conservancy further described near the end of the following section “Social – Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated environmental assessment and mine permits will be required. The Company has initiated the Environmental Assessment Process. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation. The Nation has a long-standing relationship with Eskay Creek. Previous operators-maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, environmental practices, and contracting and employment opportunities for projects in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (“BCRMA”) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity to Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work.  Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established both a Communications Agreement and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tahltan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”) and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA.  While the Tahltan Central Government is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,000 in 2019, pertaining to the Spectrum property reducing the property’s carrying amount to the anticipated net recoverable amount of $Nil.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create a nature conservancy, the Tenh Dzetle Conservancy. See Spectrum Property section above for more details.

Further to this announcement, the Company announced that it entered into an investment agreement with the TCG, pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company.

The Eskay site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay project and contracting and business opportunities related to our current activities.

The highway access to the Eskay site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands subject to the terms of the Nisga’a Final Agreement.  Skeena has engaged with the Nisga’a Lisims Government to explain the project development plans and request feedback.  The highway access also crossed through the Traditional Territory of the Gitanyow Hereditary Chiefs.  Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

Year ended December 31, 2021

Governance

In support of the culture and goals of the Company, and to better communicate those as the Company grows, Skeena established formal mission, vision, and values statements.  During 2020 and 2021, the Company also approved and implemented a suite of comprehensive board level polices. A set of complementary operational level policies were developed for staff and contractors and are being implemented in order to support the board level policies.

On August 20, 2020, the Company received final approval from the TSX to list its shares on the TSX and on October 27, 2021, received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021. In planning for graduation from the TSX Venture Exchange to the TSX and ultimately the NYSE, Skeena continued strengthening its governance practices. A requirement of the TSX and NYSE is for certification from the CEO and CFO of their responsibilities for the design and maintenance of disclosure controls and procedures and Internal Controls over Financial Reporting (“ICFR”). During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for ICFR. During the year ended December 31, 2021, no significant changes identified as part of the testing performed.

As part of the focus on ever-improving corporate governance, the Company has also engaged an independent corporate governance consultant to further assist with improving Skeena’s policies and procedures.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT TRANSACTIONS

Financing Transactions

2021 Financing transactions are covered in the Discussion of Operations section.

Other Capital Transactions

On April 16, 2021, the Company entered into an investment agreement with TCG, pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2022;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2022;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2022; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

On June 10, 2021, the Company completed a share consolidation of its common shares at a ratio of four pre-consolidation shares to one post-consolidation share. All of the figures in this MD&A relating to common shares and per share amounts are shown post-consolidation.

On June 25, 2021, the Company granted 2,592,322 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US citizens employed or acting as directors of the Company vest immediately. Each option will allow the holder thereof to purchase one common share of the Company at a price of $13.58 per common share.

On July 19, 2021, Milestones 2 and 3 set forth within the investment agreement with TCG were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000.

On October 4, 2021, the Company granted 23,900 incentive stock options to a director and to an employee of the Company. The options have a term of 5 years, expiring on October 4, 2026. All the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $12.52 per common share.

On October 4, 2021, the Company granted 8,000 Restricted Share Units (“RSU”) to a director of the Company. The RSU will vest on October 4, 2023.

As a result of the Company’s share price increase during 2021, option holders exercised 2,448,237 incentive stock options to purchase common shares during the year ended December 31, 2021. This resulted in gross proceeds to Skeena of $8,290,000.

On January 17, 2022, the Company issued 48,074 common shares to certain officers and employees of the Company pursuant to the vested RSU that were granted on January 17, 2020.

Subsequent to December 31, 2021, a total of 441,872 stock options were exercised for gross proceeds of $2,341,000 and 2,815,500 warrants were exercised for gross proceeds of $30,375,000.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual information from the audited consolidated financial statements for the years ended December 31, 2021, 2020, and 2019:

Year ended		2021		2020		2019
Loss		$(1) (117,567)		$(2) (60,311)		$(3) (27,083)
Basic & diluted loss per share		$(1.97)		$(1.43)		$(1.00)
Total assets		$154,962		$137,836		$24,428
Non-current financial liability	$	Nil	$	Nil	$	Nil
Cash dividends paid	$	Nil	$	Nil	$	Nil

(1)	Includes $107,452,000 of exploration and evaluation expenditures, primarily on the Eskay property, $10,950,000 of non-exploration and evaluation share-based payments, and $12,890,000 of flow-through share premium recovery.
(2)	Includes $70,458,000 of exploration and evaluation expenditures, primarily on the Eskay property, $3,164,000 of non-exploration and evaluation share-based payments, and $11,136,000 of flow-through share premium recovery.
(3)	Includes $12,758,000 of exploration and evaluation expenditures, primarily on the Eskay property, $1,768,000 of non-exploration and evaluation share-based payments, and $1,862,000 of flow-through share premium recovery.

DISCUSSION OF OPERATIONS

The Company completed the year ended December 31, 2021 with cash and cash equivalents of $40,313,000 (December 31, 2020 - $37,821,000). Being in the exploration stage, the Company does not have revenue from operations, and relies on equity funding for its continuing financial liquidity.

On February 24, 2021, the Company announced a non-brokered private placement offering to raise gross proceeds of approximately $20,000,000 through the issuance of flow-through shares at a price of $18.00 per share. On March 8, 2021, the Company closed the first tranche of this non-brokered private placement, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per share. On March 31, 2021, the Company closed the second tranche of this non-brokered private placement, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per share. On April 12, 2021, the Company closed the final tranche of a non-brokered flow-through private placement, raising gross proceeds of $4,282,000 through the issuance of 237,901 flow-through shares at a price of $18.00 per share. In total, the private placement announced on February 24, 2021, resulted in Skeena raising gross proceeds of $21,553,000 from the sale of 1,197,398 flow-through common shares at a price of $18.00 per share.

In relation to the financings mentioned above, where the final tranche closed on April 12, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2021	Amount
Exploration activities	$21,553	Exploration activities	$21,553

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On May 17, 2021, the Company closed an overnight marketed public offering whereby gross proceeds of $57,500,000 were raised by the issuance of 4,637,097 common shares at a price of $12.40 per share.

In relation to the overnight marketed public offering that closed on May 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Category of expenses	Planned use of Proceeds	Actual Amount Spent to December 31, 2021
Exploration activities, engineering and feasibility studies, and general working capital and administration.	$57,500	Exploration activities	$39,500	$39,154
		Engineering and feasibility studies	$12,000	$9,072
		General working capital and administration	$6,000	$4,765
		Total	$57,500	$52,991

On August 27, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per share.

In relation to the financing that closed on August 27, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2021	Amount
Exploration activities	$5,000	Exploration activities	$4,356
		Commitment to spend on exploration activities	$644
		Total	$5,000

On September 17, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 flow-through shares at a price of $20.21 per share.

In relation to the financing that closed on September 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2021	Amount
Exploration activities	$7,000	Exploration activities	$7,000

On November 5, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $10,000,000 were raised by the issuance of 621,119 flow-through shares at a price of $16.10 per share.

In relation to the financing that closed on November 5, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2021	Amount
Exploration activities	$10,000	Exploration activities	$5,747
		Commitment to spend on exploration activities	$4,253
		Total	$10,000

On December 23, 2021, the Company closed a non-brokered private placement offering whereby gross proceeds of $30,907,000 were raised by the issuance of 1,471,739 flow-through shares at a price of $21.00 per share. Concurrent with the closing of the private placement, the Company entered into a definitive agreement that granted to Franco-Nevada Corporation a right of first refusal over the sale of a 0.5% NSR over the Eskay Creek project.

In relation to the financing that closed on December 23, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to December 31, 2021	Amount
Exploration activities	$30,907	Commitment to spend on exploration activities	$30,907

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the Years Ended December 31, 2021 and 2020

Year ended December 31, 2021	Eskay	Snip	Total
Claim renewals and permits	$476	$86	$562
Fieldwork, camp support	17,366	4,513	21,879
Camp and safety	5,652	604	6,256
Transportation and logistics	6,746	2,778	9,524
Equipment rental	9,591	925	10,516
Assays and analysis/storage	3,977	907	4,884
Community relations	82	—	82
Drilling	10,517	7,041	17,558
Environmental studies	5,522	767	6,289
Geology, geophysics, and geochemical	12,927	1,832	14,759
Fuel	2,704	921	3,625
Helicopter	3,584	3,994	7,578
Electrical	1,065	628	1,693
Metallurgy	996	11	1,007
Depreciation	1,695	—	1,695
Accretion	68	—	68
Share-based payments	2,098	1,060	3,158
METC and government sales tax recovery	(3,681)	—	(3,681)
Total for the year	$81,385	$26,067	$107,452

Year ended December 31, 2020	Eskay	Snip	Total
Claim renewals and permits	$257	$61	$318
Fieldwork, camp support	8,043	567	8,610
Camp and safety	4,279	47	4,326
Transportation and logistics	8,729	531	9,260
Equipment rental	4,997	486	5,483
Assays and analysis/storage	2,224	50	2,274
Community relations	121	13	134
Drilling	16,015	1,023	17,038
Environmental studies	3,576	664	4,240
Geology, geophysics, and geochemical	7,758	602	8,360
Fuel	2,306	110	2,416
Helicopter	4,807	570	5,377
Electrical	54	8	62
Metallurgy	504	6	510
Depreciation	236	—	236
Accretion	60	—	60
Share-based payments	1,647	107	1,754
Total for the year	$65,613	$4,845	$70,458

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenditures increased across many categories for the year ended December 31, 2021, as compared to December 31, 2020, mainly due to the increased activity on the Company’s Eskay and Snip properties. The Company maintained a significant focus on infill drilling to be included in the Eskay Creek MRE and PFS, in addition to exploration activity at Albino Lake, Snip, and a separate Eskay Creek regional exploration program. In the year ended December 31, 2020, exploration and drilling programs were curtailed by the COVID-19 pandemic and restrictions, which reduced the overall activity resulting in lower exploration and evaluation expenditures in comparison to the year ended December 31, 2021. Finally, exploration and evaluation expenditures increased as the Company advanced towards the completion of the PFS during the year ended December 31, 2021.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-21	30-Sep-21	30-Jun-21	31-Mar-21
Revenue (1)	-	-	-	-
Loss for the quarter	$(2) (32,752)	$(3) (28,919)	$(4) (25,984)	$(5) (29,912)
Loss per share	$(0.51)	$(0.46)	$(0.44)	$(0.56)
Quarter ended	31-Dec-20	30-Sep-20	30-Jun-20	31-Mar-20
Revenue (1)	-	-	-	-
Loss for the quarter	$(6) (36,231)	$(7) (17,883)	$(8) (1,118)	$(9) (5,079)
Loss per share	$(0.86)	$(0.42)	$(0.03)	$(0.17)

(1)	being an exploration stage company, there are no revenues from operations
(2)	includes exploration expenditures of $30,353,000 and share-based payments of $1,858,000
(3)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000
(4)	includes exploration expenditures of $23,616,000 and share-based payments of $6,708,000
(5)	includes exploration expenditures of $29,192,000 and share-based payments of $753,000
(6)	includes exploration expenditures of $38,691,000 and share-based payments of $1,728,000
(7)	includes exploration expenditures of $21,997,000 and share-based payments of $439,000
(8)	includes exploration expenditures of $4,949,000 and share-based payments of $599,000
(9)	includes exploration expenditures of $4,821,000 and share-based payments of $398,000

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss and comprehensive loss for the fourth quarter ended December 31, 2021

Losses of $32,752,000 in the three months ended December 31, 2021 (“Q421”) were lower than losses during the three months ended December 31, 2020 (“Q420”) of $36,231,000. The primary reasons for the decrease in losses in Q421 compared to Q420 are due to a decrease in exploration and evaluation expenditures to $30,353,000 in Q421 (Q420 - $38,691,000), offset by decrease in flow-through share premium recovery in Q421 to $3,909,000 (Q420 - $5,706,000), loss on marketable securities in Q421 of $223,000 (Q420 - gain of $1,147,000) and increases in administrative salaries, professional fees, office and administration expenses and transfer agent and listing fees. Overall, expenditures decreased between Q421 and Q420 primarily due to lower spending on Eskay Creek and reduced drilling programs on Snip projects during the Q421 period. The decreased expenditures were partially offset by costs associated with listing on the NYSE and increased personnel to support the Company’s expanded administrative functions. The flow-through share premium recovery is recorded when qualifying Canadian exploration expenses (“CEE”) are made by Skeena and are passed on to investors via the flow-through mechanism. Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

The issuance of flow-through shares in 2020 created a commitment by Skeena to incur $41,762,000 in qualifying CEE on or before December 31, 2021. As of March 31, 2021, this commitment has been fully satisfied. The issuance of flow-through shares to December 31, 2021 created a commitment by Skeena to incur $74,460,000 in qualifying CEE on or before December 31, 2022. As of December 31, 2021, $35,804,000 of this flow-through expenditure commitment is remaining.

Loss and comprehensive loss for the year ended December 31, 2021

In the year ended December 31, 2021 (“F2021”), losses of $117,567,000 were greater than losses of $60,311,000 in the year ended December 31, 2020 (“F2020”) for several reasons. Exploration expenditures in F2021 were $107,452,000 (F2020 – $70,458,000) and increased due to the higher spending on Eskay property as the Company maintained a significant focus on infill drilling to be included in the Eskay Creek MRE and PFS, in addition to exploration activity at Albino Lake, Snip, and a separate Eskay Creek regional exploration program. Share-based payments increased to $10,950,000 in F2021 (F2020 - $3,164,000), which reflects the Black-Scholes calculated value of stock-options vested during the year, with more, higher valued options vesting in F2021 than in F2020. An increase in administrative salaries to $3,340,000 in F2021 (F2020 - $1,982,000), an increase in professional fees to $1,683,000 in F2021 (F2020 - $462,000), and an increase in consulting expenses to $2,849,000 in F2021 (F2020 - $1,624,000) associated with listing on the NYSE and increased overall personnel contributed to the increase in losses. There was no gain on sale of a mineral property in F2021 compared to a gain of $4,118,000 recorded in F2020 from the sale of the GJ property. Finally, the Company incurred a loss on marketable securities in F2021 of $52,000 (F2020 - gain of $4,076,000), due to fluctuations in the market price of StrikePoint Gold Inc. and QuestEx Gold & Copper Ltd. (“QuestEx”) shares held by the Company.

A flow-through share premium recovery of $12,890,000 (F2020 - $11,136,000) was recognized in F2021. This recovery is recorded when qualifying CEE are made, and the commitment to incur these expenditures is reduced.  The relative size of the recovery depends on the flow-through premium obtained for the related flow-through share issuance, as well as the amount and timing of qualifying exploration expenditures.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Cash flows for year ended December 31, 2021

The Company’s operating activities consumed net cash of $124,414,000 (F2020 - $66,380,000) during F2021. This was primarily due to increased exploration spending in F2021, which increased the loss for the year with minimal impacts from the “items not affecting cash.” In relation to financing activities, the Company raised net proceeds of $128,735,000 through share issuances during F2021, which was an increase over the total of $83,909,000 raised through share issuances during F2020. In F2021, no warrants were exercised, whereas the Company received proceeds of $5,571,000 upon the exercise of warrants during F2020. In F2021, proceeds of $8,290,000 were received upon the exercise of options (F2020 - $1,011,000), a significant increase, due to the Company’s higher share price in F2021 than F2020. Additionally, in F2021, $5,000,000 was raised through the issuance of rights to obtain common shares, via an investment from TCG. Cash consumed in investing activities grew significantly during F2021. Capital assets additions increased to $11,431,000 in F2021 (F2020 - $5,120,000) primarily due to settlement of accounts payable related to capital assets acquired during F2020 in addition to finishing the construction and refurbishment of camp housing facilities as well as having signed leases for the use of camp housing facilities, as part of the Company’s COVID-19 strategy. There was an increase in the purchase of marketable securities during F2021 for $3,415,000 compared to $Nil during F2020. Additionally, there was a decrease in proceeds from sale of GJ mineral property from $7,500,000 during F2020 to $Nil during F2021.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at December 31, 2021, the Company has cash and cash equivalents of $40,313,000 (March 31, 2022 – approximately $56,600,000 which includes $30,375,000 of proceeds received from the exercise of warrants). Based on the forecasted expenditures, this balance would be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include the following:

•Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

•Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions.  Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of the consolidated financial statements.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

•Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location.

•Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

CHANGES IN ACCOUNTING POLICIES

New standards and interpretations net yet adopted

•Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

•Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is not exposed to significant credit risk. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the consolidated statement of loss and comprehensive loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of audited consolidated financial statements for the year ended December 31, 2021.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods ended December 31, 2021 and 2020 is as follows:

	Year ended December 31,
	2021	2020

Director remuneration~~1~~	$233	$128
Officer & key management remuneration[1]	$2,508	$1,958
Share-based payments	$10,917	$3,268

[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative salaries and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2021 and 2020. Share-based payment expenses to related parties in the table above are shown as a component of both administrative share-based payments and of exploration expenditures. Total share-based payment expenses to related parties recorded in exploration and evaluation expenses and administrative expense amount for F2021 are $484,000 and $10,433,000, respectively (F2020 - $316,000 and $2,952,000).

Director remuneration is comprised of $85,000 paid to Craig Parry, $35,000 paid to Borden Putnam (resigned effective October 1, 2021), $55,000 paid to Suki Gill, $10,000 paid to Randy Reichert and $48,000 paid to Greg Beard, in relation to director compensation for F2021, resulting in a total of $233,000 (F2020 - $128,000). Officer and key management remuneration is comprised of $921,000 paid to Walter Coles Jr., Chief Executive Officer (“CEO”), $527,000 paid to Andrew MacRitchie, Chief Financial Officer (“CFO”), $611,000 paid to Shane Williams, Chief Operating Officer and $449,000 paid to Paul Geddes, Vice President, Exploration & Resource Development, in relation to salaries and bonuses. The fair value of options attributable to the vesting of incentive stock options for F2021 was $2,712,000 (F2020 - $1,071,000) to directors and $8,244,000 (F2020 - $2,196,000) to officers and key management. The overall increase in key management compensation is attributable to the growth of the Company’s operations.

Recoveries

During F2021, the Company recovered $15,000 (F2020 - $106,000) in rent and salary recoveries from Anacott Resources Corp., a company with an officer in common, as a result of billing employee time for services provided and charging rent fees.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities as at December 31, 2021 is $Nil (December 31, 2020 - $351,000) due to employees and companies with common directors or officers, in relation to key management compensation noted above.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Receivables

Included in receivables as at December 31, 2021 is $5,000 (December 31, 2020 - $4,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, under the supervision of the CEO and CFO, has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting(“ICFR”), as defined in National Instrument 52‐109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate ICFR and DC&P. These controls are meant to provide reasonable assurance that information that requires disclosure by the Company is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Management, with the participation of the CEO and the CFO, assessed the effectiveness of our DC&P as of December 31, 2021. Based upon the results of that evaluation, the CEO and the CFO concluded that our DC&P were effective to provide reasonable assurance that material information relating to the Company is accumulated and communicated to management (particularly during the period in which the Company’s annual filings are being prepared) to allow timely decisions regarding required disclosure, and that the information disclosed by us in the reports that we file is appropriately recorded, processed, summarized and reported within the time period specified in applicable securities legislation.

Management with the participation of the CEO and the CFO, assessed the effectiveness of our ICFR as at December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the results of that assessment as at December 31, 2020, management concluded that our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.  No changes were made to the Company’s ICFR in the three months and year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect, ICFR.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RISK FACTORS

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for year ended December 31, 2021 which can be found on SEDAR and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The base case PFS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party.  This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena does not currently have an agreement to interconnect with this third party, and such an agreement would be necessary; therefore, there is a risk that Skeena Resources and the third party will not be able to come to such an agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

•	ability to obtain project financing on commercially reasonable terms, or at all;
•

ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;

•	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
•	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
•	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
•	accuracy of reserve and resource estimates;
•	accuracy of engineering and changes in scope;
•	accuracy of estimated metallurgical recoveries;
•	accuracy of the estimated capital required to build and operate the project;
•	adverse regulatory developments, including the imposition of new regulations;
•	fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
•	community action or other disruptive activities by stakeholders;
•	adequacy and availability of a skilled workforce;
•	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
•	availability, supply and cost of power;
•	weather or severe climate impacts;
•	litigation;
•	dependence on third parties for services and utilities;
•	the interpretation of geological data obtained from drill holes and other sampling techniques;
•	government regulations, including regulations relating to prices, taxes and royalties; and
•	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

COVID 19 and Other Risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

No history of dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Vice-President of Exploration and Resource Development, and a "Qualified Person" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101").

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results.  All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Eilat Exploration Ltd., and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property.  The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed.  The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the consolidated financial statements of the Company.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the consolidated financial statements of the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

On March 29, 2022, the Company entered into an agreement with QuestEx whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx not owned by the Company, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for share and cash consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Heart Peaks, Castle, Moat, Coyote, and North ROK. As at December 31, 2021 and March 29, 2022, the Company owned 14% of QuestEx’s common shares. The consideration payable will consist of $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share, based on the 5-day volume-weighted average price of Skeena common shares on the TSX for the 5-day period ended March 29, 2022 (consideration equivalent to $1.20 per QuestEx common share), representing consideration of approximately $42 million for the common shares of QuestEx that Skeena does not already own (approximately $49 million including common shares of QuestEx that Skeena owns). The value of Skeena common shares is expected to vary and will cause variation in the valuation of the share consideration issuable to QuestEx shareholders upon closing. The Company will issue Skeena replacement options and warrants upon closing to the holders of QuestEx options and warrants at an exercise price and number that reflects the exchange ratio. Closing of the QuestEx Transaction is subject to QuestEx shareholders’ approval, regulatory approval, and the fulfillment of other customary closing conditions.

Concurrent with the QuestEx Transaction, Skeena has signed an agreement with Newmont Corporation (“Newmont”) dated March 29, 2022 to vend certain QuestEx properties (including Heart Peaks, Castle, Moat, Coyote, North ROK properties, and related assets) to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total cash consideration payable to Skeena of approximately $27.0 million (the “Newmont Transaction”).

These transactions will add over 74,000 hectares to Skeena’s land holdings. The KSP and Kingpin properties are proximal to Skeena’s Eskay Creek and Snip projects and appear to have the same geological hallmarks that have hosted other large gold systems in the area. Involving Newmont on these transactions has allowed Skeena to acquire these strategically important land packages while minimizing share dilution.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTRACTUAL OBLIGATIONS

At December 31, 2021, the Company had the following contractual obligations outstanding:

Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years

Commitment to spend on exploration (1)	$35,804	$35,804	$-	$-
Reclamation and mine closure (2)	5,151	18	122	5,011
Lease obligations	1,473	494	979	-
Other contractual obligations	4,400	4,400	-	-

Total	$46,828	$40,716	$1,101	$5,011

(1)	Commitment to spend exploration represents commitments to spend on qualifying CEE as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2021, and thus the Company is required to spend the proceeds on CEE prior to December 31, 2022.
(2)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2021

(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the audited consolidated financial statements for the year ended December 31, 2021 to the date of the MD&A:

Common Shares:

Shares outstanding at December 31, 2021	65,392,363
Issuance of common shares	3,302,446
Shares outstanding at the date of the MD&A	68,694,809

Stock Options:

Options outstanding at December 31, 2021	5,275,124
Options exercised	(441,872)
Options forfeited	(9,166)
Options outstanding at the date of the MD&A	4,824,086

Warrants:

Warrants outstanding at December 31, 2021 and as at the date of the MD&A	2,812,500
Warrants exercised	(2,812,500)
Options outstanding at the date of the MD&A	-

RSU:

RSU outstanding at December 31, 2021	56,074
RSU vested and converted into common shares	(48,074)
RSU outstanding at the date of the MD&A	8,000

Investment Rights:

Tahltan Investment Rights outstanding at December 31, 2021 and as at the date of the MD&A	199,643

OTHER INFORMATION

List of Directors and Officers

Directors:	Officers:
Craig Parry (Chair) Walter Coles, Jr. Suki Gill Randy Reichert Greg Beard Company solicitors: McCarthy Tétrault LLP

Walter Coles, Jr., Chief Executive Officer

Andrew MacRitchie, Chief Financial Officer

Shane Williams, Chief Operating Officer

Paul Geddes, P. Geo., VP Exploration & Resource Development

Justin Himmelright, VP Sustainability

Robert Kiesman, Corporate Secretary

Auditors:

KPMG LLP (Appointed January 6, 2022)